October 11, 2024

Brian Hullinger
President and Chief Executive Officer
PSYCHEMEDICS CORP
5220 Spring Valley Road
Dallas, Texas 75254

       Re: PSYCHEMEDICS CORP
           Schedule 13E-3/A filed October 4, 2024
           File No. 005-39145
           Revised Preliminary Proxy Statement on Schedule 14A filed October 4, 2024
           File No. 001-13738
Dear Brian Hullinger:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your preliminary proxy statement, unless otherwise indicated.

Revised Preliminary Proxy Statement and Schedule 13E-3/A, each filed October 4, 2024
General

1.     Please mark as preliminary the form of proxy. See Rule 14a-6(e)(1).
2. We note your response to prior comment 7, and appreciate the added references in the disclosure to the increase in Mr. Kamin's stake. However, the disclosure in the preliminary proxy statement continues to downplay, or even fails to acknowledge entirely, the dilutive effect that the increase in Mr. Kamin's stake will have on the shareholdings of the other Continuing Stockholders. Please revise, or advise.
Background of the Transaction, page 19

3. We note your response to prior comment 10. We disagree with your apparent
 October 11, 2024
Page 2

       conclusion that Mr. Kamin's actions outlined in our prior comment 10 were either addressed in the then-existing Schedule 13D disclosure or did not constitute a material change to the disclosure then in effect. Please be advised that amendments to
       Schedule 13D are regulated under Section 13(d)(2) of the Exchange Act and corresponding Rule 13d-2(a). Consequently, disclosure regarding a plan or proposal under Item 4 of Schedule 13D may need to be made in advance of the execution of a formal agreement. Generic disclosure of the type included in the
Schedule 13D
       or reserving the right to engage in any of the kinds of transactions identified in Item
       4(a)-(j) of Schedule 13D must be amended to the extent the facts previously reported have materially changed. Refer to Exchange Act Sections 13(d) and 13(g) and
       Regulation 13D-G Beneficial Ownership Reporting Compliance and
Disclosure
       Interpretations at Question 110.06.
Fairness of the Transaction, page 32

4. We note your response to prior comment 13. The disclosures referenced in the second and fourth paragraph of your response appear to be missing from your revised preliminary proxy statement. Please advise or revise.
Proposal 4, page 97

5. We note your response to prior comment 18 and the revised disclosure on page 99.
       Please include a similar statement in the second paragraph on page 97 to clarify that the Forward Stock Split ratio set by the Board will be the inverse of the Reverse Stock
       Split ratio set by the Board.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or David Plattner at 202-
551-8094.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions